FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

NETEASE.COM, INC.

Form 6-K

TABLE OF CONTENTS

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Fourth Quarter of 2008 and Year Ended December 31, 2008, dated February 25, 2009	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: February 26, 2009

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Fourth Quarter and Fiscal Year 2008

Unaudited Financial Results

(Beijing – February 25, 2009) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.

William Ding, Chief Executive Officer and Director of NetEase said, “As fiscal 2008 drew to a close amid the global economic downturn, we are pleased with the solid performance of NetEase’s online game business in the fourth quarter of 2008. The performance of Fantasy Westward Journey (“FWJ”) continued to demonstrate its robust popularity and extensive community of users among time-based online games in China. In addition, Tianxia II, our first 3D item-based game, achieved positive growth during the fourth quarter in terms of both the number of players and consumption level, following the launch of a new expansion pack on September 24, 2008. We continue to execute well on our strategy to diversify our game product offerings, including an intensified focus on item-based games and targeted exploration of strategic licensing opportunities. We believe we are well positioned to attract new game players to further solidify our leading position in the Chinese online game market in 2009 and beyond.”

Mr. Ding continued, “Overall, we are pleased with the performance of our advertising services in the fourth quarter of 2008. We focused on strengthening the quality of the content on our portal to attract and retain new users and advertisers to our site. We also continue to enhance our email and blog services to draw more users and create premium ad space for advertisers who wish to reach our audience of consumers. With our ongoing success in delivering integrated services and information to both users and advertisers on our portal, we believe that NetEase will further capitalize on the opportunities brought about by the continuing shift from traditional advertising media to online advertising platforms.”

Mr. Ding concluded, “Looking ahead, we plan to continue focusing on the development of appealing and innovative games and enhancement of our portal services for our users and advertisers.”

Fourth Quarter 2008 Financial Results

Revenues

Total revenues for the fourth quarter of 2008 were RMB801.7 million (US$117.5 million), compared to RMB806.6 million (US$118.2 million) and RMB622.1 million (US$91.2 million) for the preceding quarter and the fourth quarter of 2007, respectively.

Revenues from online games were RMB672.5 million (US$98.6 million) for the fourth quarter of 2008, compared to RMB675.1 million (US$99.0 million) and RMB507.0 million (US$74.3 million) for the preceding quarter and the fourth quarter of 2007, respectively.

Revenues from advertising services were RMB111.8 million (US$16.4 million) for the fourth quarter of 2008, compared to RMB113.0 million (US$16.6 million) and RMB98.1 million (US$14.4 million) for the preceding quarter and the fourth quarter of 2007, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB17.4 million (US$2.6 million) for the fourth quarter of 2008, compared to RMB18.5 million (US$2.7 million) and RMB17.0 million (US$2.5 million) for the preceding quarter and the fourth quarter of 2007, respectively.

Gross Profit

Gross profit for the fourth quarter of 2008 was RMB639.0 million (US$93.7 million), compared to RMB631.3 million (US$92.5 million) and RMB488.0 million (US$71.5 million) for the preceding quarter and the fourth quarter of 2007, respectively. The quarter-over-quarter increase in gross profit was primarily attributable to a reduction of Olympics-related content costs recorded in the preceding quarter, which was partially offset by increases in staff-related costs resulting from increases in headcount and performance-related bonus accrual, as well as slightly lower total revenues in the current quarter. The quarter-over-quarter decrease in online game revenue was mainly due to lower revenue from FWJ in the current quarter, compared to the higher revenue in the preceding quarter as a result of the summer holidays season. The year-over-year increase in gross profit was primarily driven by increased online game revenue and advertising revenue, partially offset by higher staff-related costs resulting from increases in headcount and performance-related bonus accrual in the current quarter. The year-over-year increase in online game revenue was primarily attributable to both FWJ-related marketing activities in 2008 and the successful launch of an expansion pack for FWJ in early October of 2008. Advertising revenue for the current quarter remained relatively stable compared to the preceding quarter. The year-over-year increase in advertising revenue was primarily due to increased revenue contributed from the Company’s email ad space during the fourth quarter of 2008.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the fourth quarter of 2008 was 88.0%, compared to 89.7% and 90.7% for the preceding quarter and the fourth quarter of 2007, respectively. The quarter-over-quarter and year-over-year decreases in gross profit margin were primarily due to higher staff-related costs resulting from increases in headcount and performance-related bonus accrual in the current quarter.

Gross profit margin for the advertising business for the fourth quarter of 2008 was 51.1%, compared to 26.9% and 52.0% for the preceding quarter and the fourth quarter of 2007, respectively. The quarter-over-quarter increase in gross profit margin was primarily due to a reduction of Olympic-related content costs recorded in the preceding quarter. The year-over-year gross profit margin remained relatively stable.

Gross loss margin for the WVAS and others business for the fourth quarter of 2008 was 24.9%, compared to 6.4% and 19.5% for the preceding quarter and the fourth quarter of 2007, respectively. The quarter-over-quarter and year-over-year decreases in gross profit margin were mainly due to increased bandwidth charges and server custody usage fees in the current quarter resulting from volume increases associated with the Company’s free email and photo blog services.

Operating Expenses

Total operating expenses for the fourth quarter of 2008 were RMB168.5 million (US$24.7 million), compared to RMB164.6 million (US$24.1 million) and RMB152.8 million (US$22.4 million) for the preceding quarter and the fourth quarter of 2007, respectively. The quarter-over-quarter increase in selling and marketing expenses was primarily due to increased staff-related costs resulting from an increase in headcount and performance-related bonus accrual, and increased temporary marketing promotion staff costs, partially offset by a reduction of Olympic-related marketing expenses of RMB3.1 million (US$0.5 million), which had been recorded in the preceding quarter. The quarter-over-quarter decrease in general and administrative expenses was mainly due to a decrease in bad debt provision. The quarter-over-quarter increase in research and development expenses was mainly due to increased depreciation expenses related to additional fixed assets purchased to support increased research and development activities of the Company’s online game, search engine and free email services in this quarter. The year-over-year increase in operating expenses was primarily due to increased staff-related costs associated with the Company’s selling and marketing efforts as well as research and development activities, primarily resulting from increase in headcount and performance-related bonus accrual in the current quarter.

Net Profit

Net profit for the fourth quarter of 2008 totaled RMB575.9 million (US$84.4 million), compared to RMB313.3 million (US$45.9 million) and RMB389.8 million (US$57.1 million) for the preceding quarter and the fourth quarter of 2007, respectively. During the fourth quarter of 2008, the Company reported a net foreign exchange loss of RMB22.0 million (US$3.2 million) under Other, net, compared to RMB68.3 million (US$10.0 million) and RMB30.2 million (US$4.4 million) for the preceding quarter and the fourth quarter of 2007, respectively. The quarter-over-quarter and year-over-year decreases in net foreign exchange loss were primarily due to the reduction in translation loss related to the Company’s bank deposits denominated in US dollar and Euro, resulting from improved stability in the exchange rates of US dollar and/or Euro against Renminbi at the end of the current quarter. NetEase reported basic and diluted earnings per American depositary share (“ADS”) of US$0.66 and US$0.65, respectively, for the fourth quarter of 2008. The Company reported basic and diluted earnings per ADS of US$0.36 and US$0.35 and US$0.47 and US$0.44 for the preceding quarter and the fourth quarter of 2007, respectively.

Income Taxes

Effective as of January 1, 2008, the Chinese government adopted a new income tax law which unified the enterprise income tax payable by domestic and foreign-invested enterprises at 25%. For the first three quarters of 2008, the Company followed the applicable accounting standards and adopted the statutory rate of 25% in making tax provisions, except for entities still enjoying unexpired tax holidays. By December 31, 2008, the Company’s applications for the High/New Technology Enterprises (“HNTEs”) status by certain of its subsidiaries have been duly assessed and included in the relevant Chinese government authority’s published list of approved HNTEs, with the over-paid income taxes for the first three quarters of fiscal year 2008 duly refunded. Accordingly, the

Company recorded a net tax benefit of RMB79.9 million (US$11.7 million) for the current quarter compared to a tax charge of RMB125.7 million (US$18.4 million) and a tax benefit of RMB52.9 million (US$7.7 million) for the preceding quarter and the fourth quarter of 2007, respectively.

The quarter-over-quarter decrease in tax charge was primarily attributable to the refund of the over-paid amount of income taxes for the first three quarters of 2008 as explained above, partially offset by the increase in tax charge resulting from the adjustment to recognize the deferred tax assets as of December 31, 2008 at the preferential tax rate for HNTEs. The year-over-year increase in the tax benefit was mainly due to the tax refund and adjustment to deferred tax assets in the current quarter as explained above, whereas the tax benefit reported in the fourth quarter of 2007 primarily resulted from the adjustment to recognize the deferred tax assets at the new statutory tax rate of 25% under the new tax laws, except for entities still enjoying unexpired tax holidays.

Fiscal Year 2008 Financial Results

Revenues

Total revenues for fiscal year 2008 were RMB3.0 billion (US$436.2 million), compared to RMB2.3 billion (US$338.0 million) for the preceding year. Revenues from online games were RMB2.5 billion (US$366.2 million) for fiscal year 2008, compared to RMB1.9 billion (US$283.3 million) for the preceding fiscal year. Revenues from advertising services were RMB405.9 million (US$59.5 million) for fiscal year 2008, compared to RMB305.1 million (US$44.7 million) for the preceding fiscal year. Revenues from WVAS and others were RMB71.7 million (US$10.5 million) for fiscal year 2008, compared to RMB68.0 million (US$10.0 million) for the preceding fiscal year.

Gross Profit

Gross profit for fiscal year 2008 was RMB2.5 billion (US$370.1 million), compared to RMB1.8 billion (US$263.5 million) for the preceding fiscal year. The increased gross profit for fiscal year 2008 was primarily due to increased online game revenue from the Company’s various flagship games, as well as the receipt of a business tax refund of RMB146.8 million (US$21.5 million) in June 2008 related to certain excess taxes paid in previous years, which was determined as a result of changes in certain rules in connection with business tax deductions. The foregoing increases in gross profit were partially offset by increased staff-related costs resulting from increased headcount and increased performance-related bonus accrual.

Operating Expenses

Total operating expenses for fiscal year 2008 were RMB610.4 million (US$89.5 million), compared to RMB592.2 million (US$86.8 million) for the preceding fiscal year. Higher operating expenses for fiscal year 2008 were primarily due to increased research and development staff-related costs resulting from increased headcount, partially offset by reduced selling and marketing expenses on games as a result of the adoption of certain cost-savings measures.

Net Profit

Net profit for fiscal year 2008 totaled RMB1.6 billion (US$234.0 million), compared to RMB1.3 billion (US$185.3 million) for the preceding fiscal year. For fiscal year 2008, the Company reported a net foreign exchange loss of RMB167.1 million (US$24.5 million) under Other, net, compared to RMB50.9 million (US$7.5 million) for the preceding fiscal year. The increase in net foreign exchange loss was primarily due to the increase in translation loss related to the Company’s bank deposits denominated in US dollar and Euro, resulting from the depreciation in the exchange rate of US dollar and/or Euro against Renminbi at the end of the current quarter. NetEase reported basic and diluted earnings per ADS of US$1.88 and US$1.81 for fiscal year 2008, respectively. The Company reported basic and diluted earnings per ADS of US$1.50 and US$1.40 for the preceding fiscal year, respectively.

Income Taxes

As a result of the new income tax laws in China and the successful application for the HNTEs status (as explained above), and the expiration of the tax holidays of certain subsidiaries of the Company in the current quarter, the Company reported a net income tax charge of RMB300.7 million (US$44.1 million) for fiscal year 2008. For fiscal year 2007, the Company reported a net income tax charge of RMB2.7 million (US$0.4 million), primarily attributable to the receipt of reinvestment incentive tax refunds of RMB54.4 million (US$8.0 million) and a net adjustment to the deferred tax assets of approximately RMB42.0 million (US$6.1 million), resulting from the adoption of the new statutory income tax rate of 25% at December 31, 2007, except for entities still enjoying unexpired tax holidays.

Other Information

As of December 31, 2008, the Company’s total cash and time deposit balance was RMB5.6 billion (US$822.8 million), compared to RMB4.2 billion (US$609.5 million) as of December 31, 2007. Cash flow generated from operating activities was RMB514.0 million (US$75.3 million) for the fourth quarter of 2008, compared to RMB495.5 million (US$72.7 million) and RMB426.6 million (US$62.5 million) for the preceding quarter and the fourth quarter of 2007, respectively.

On September 12, 2008, the Company’s Board authorized a new share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed one year. As of December 31, 2008, the Company has spent in aggregate a total purchase consideration of approximately US$13.1 million (including transaction costs).

Other Announcements

The Company also announced today that Michael Tong, Co-Chief Operating Officer and Director of NetEase, has resigned effective March 12, 2009 from his position as NetEase’s Co-Chief Operating Officer for personal reasons. After such date, William Ding will assume the responsibility for the Company’s online advertising business. Mr. Tong will remain on the Company’s Board of Directors after his resignation becomes effective.

“Michael has been a valuable member of our management team and has made significant contributions to our business over the years,” said William Ding. “Michael’s knowledge and executive strengths are exceptional. I am personally grateful to him for his leadership, expertise and dedication and he will be greatly missed.”

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8225 on December 31, 2008 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2008, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2008 is still in progress. In addition, because an audit of our internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, we make no representation as to the effectiveness of those internal controls as of the end of fiscal year 2008.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this preliminary unaudited financial information.

Conference Call

The earnings announcement will take place at 8:00 p.m. Eastern Time on Wednesday, February 25, 2009 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, February 26, 2009). Chief Executive Officer William Ding and Acting Chief Financial Officer Onward Choi will be on the call to discuss the quarterly and full year results and answer questions.

Interested parties may participate in the conference call by dialing 800-218-0713 (international: 303-262-2053), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-405-2236 (international 303-590-3000), and entering passcode 11124984#. The replay will be available through 11:59 p.m. Eastern Time on March 11, 2009.

This call is being webcast live and archived, and will be available for 12 months on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free email services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*    *    *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be successful in its product diversification efforts, including its focus on item- and fee-based games and exploration of strategic licensing opportunities; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive approvals of the preferential tax treatments previously available to certain of its subsidiaries and VIEs in China), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	2,482,820,821	793,407,922	116,292,843
Time deposits	1,675,813,944	4,820,000,100	706,485,907
Accounts receivable, net	166,727,514	231,030,576	33,863,038
Prepayments and other current assets	45,143,728	104,092,051	15,257,172
Deferred tax assets	65,787,113	25,248,842	3,700,820

Total current assets	4,436,293,120	5,973,779,491	875,599,780

Non-current assets:
Non-current rental deposits	3,033,171	3,443,249	504,690
Property, equipment and software, net	183,471,666	258,787,534	37,931,482
Land use right, net	26,956,800	12,563,485	1,841,478
Prepayment for license right	—	27,463,600	4,025,445
Deferred tax assets	19,060,225	12,444,636	1,824,058
Other long-term assets	16,844,399	57,411,308	8,414,996

Total non-current assets	249,366,261	372,113,812	54,542,149

Total assets	4,685,659,381	6,345,893,303	930,141,929

Liabilities and Shareholders’ Equity

Current liabilities:
Zero-coupon convertible subordinated notes due July 15, 2023	641,778,908	—	—
Accounts payable	89,143,868	119,829,878	17,563,925
Salary and welfare payables	68,653,742	94,922,963	13,913,223
Taxes payable	92,438,670	104,754,356	15,354,248
Deferred revenue	354,966,697	447,725,795	65,624,888
Accrued liabilities	29,844,067	61,815,070	9,060,472

Total current liabilities	1,276,825,952	829,048,062	121,516,756

Long-term payable:
Other long-term payable	10,200,000	200,000	29,315

Total long-term payable	10,200,000	200,000	29,315

Total liabilities	1,287,025,952	829,248,062	121,546,071

Shareholders’ equity	3,398,425,631	5,516,435,976	808,565,185

Minority interests	207,798	209,265	30,673

Total liabilities and shareholders’ equity	4,685,659,381	6,345,893,303	930,141,929

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended				Year Ended
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	506,968,240	675,127,723	672,491,424	98,569,648	1,932,634,947	2,498,518,103	366,217,384
Advertising services	98,055,630	113,005,479	111,800,172	16,386,980	305,057,556	405,887,007	59,492,416
Wireless value-added services and others	17,026,320	18,477,994	17,424,193	2,553,931	68,018,461	71,718,938	10,512,120

Total revenues	622,050,190	806,611,196	801,715,789	117,510,559	2,305,710,964	2,976,124,048	436,221,920
Business taxes	(25,761,100)	(10,641,607)	(10,509,954)	(1,540,484)	(92,424,200)	108,460,101	15,897,413

Total net revenues	596,289,090	795,969,589	791,205,835	115,970,075	2,213,286,764	3,084,584,149	452,119,333

Total cost of revenues	(108,270,695)	(164,696,351)	(152,249,013)	(22,315,722)	(415,453,046)	(559,605,362)	(82,023,505)

Gross profit	488,018,395	631,273,238	638,956,822	93,654,353	1,797,833,718	2,524,978,787	370,095,828

Operating expenses:
Selling and marketing expenses	(59,767,163)	(62,505,815)	(67,395,203)	(9,878,373)	(235,318,304)	(221,551,138)	(32,473,600)
General and administrative expenses	(44,341,316)	(48,810,235)	(45,760,016)	(6,707,221)	(176,178,740)	(181,841,322)	(26,653,180)
Research and development expenses	(48,724,456)	(53,322,288)	(55,308,137)	(8,106,726)	(180,734,713)	(207,023,649)	(30,344,250)

Total operating expenses	(152,832,935)	(164,638,338)	(168,463,356)	(24,692,320)	(592,231,757)	(610,416,109)	(89,471,030)

Operating profit	335,185,460	466,634,900	470,493,466	68,962,033	1,205,601,961	1,914,562,678	280,624,798
Other income (expenses):
Investment income	114,007	1,202,091	90,615	13,282	474,446	1,517,890	222,483
Interest income	31,733,301	39,704,670	42,787,380	6,271,510	112,599,994	144,805,368	21,224,678
Other, net	(30,144,109)	(68,543,630)	(17,387,729)	(2,548,586)	(51,975,334)	(163,549,591)	(23,972,092)

Profit before tax	336,888,659	438,998,031	495,983,732	72,698,239	1,266,701,067	1,897,336,345	278,099,867
Income tax	52,868,775	(125,687,666)	79,850,979	11,704,064	(2,689,309)	(300,673,321)	(44,070,842)

Profit after tax	389,757,434	313,310,365	575,834,711	84,402,303	1,264,011,758	1,596,663,024	234,029,025
Minority interests	74,364	2,235	19,020	2,788	74,364	24,883	3,647

Net profit	389,831,798	313,312,600	575,853,731	84,405,091	1,264,086,122	1,596,687,907	234,032,672

Earnings per share, basic	0.13	0.10	0.18	0.03	0.41	0.51	0.07

Earnings per ADS, basic	3.21	2.45	4.49	0.66	10.24	12.81	1.88

Earnings per share, diluted	0.12	0.10	0.18	0.03	0.38	0.49	0.07

Earnings per ADS, diluted	3.01	2.42	4.46	0.65	9.55	12.34	1.81

Weighted average number of ordinary shares outstanding, basic	3,033,153,746	3,199,978,057	3,209,693,009	3,209,693,009	3,086,451,412	3,117,117,306	3,117,117,306

Weighted average number of ADS outstanding, basic	121,326,150	127,999,122	128,387,720	128,387,720	123,458,056	124,684,692	124,684,692

Weighted average number of ordinary shares outstanding, diluted	3,240,836,099	3,240,451,297	3,227,031,848	3,227,031,848	3,307,538,379	3,234,214,324	3,234,214,324

Weighted average number of ADS outstanding, diluted	129,633,444	129,618,052	129,081,274	129,081,274	132,301,535	129,368,573	129,368,573

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended				Year Ended
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	389,831,798	313,312,600	575,853,731	84,405,091	1,264,086,122	1,596,687,907	234,032,672
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	26,752,268	22,478,837	21,214,759	3,109,529	99,110,799	90,962,041	13,332,655
Share-based compensation cost	22,060,172	16,117,448	11,712,364	1,716,726	95,428,175	67,948,661	9,959,496
Allowance/(reversal) of provision for doubtful debts	(228,892)	9,458,347	1,768,291	259,185	(5,334,898)	8,604,654	1,261,217

(Gain)/Loss on disposal of property, equipment and software	38,711	581,041	(192,511)	(28,217)	830,169	316,916	46,452
Unrealized exchange losses	30,229,825	68,605,629	21,131,801	3,097,369	50,891,094	166,712,075	24,435,628
Share of loss by minority interests	(74,364)	(2,235)	(19,021)	(2,788)	(74,364)	(24,884)	(3,647)

Net equity share of loss (gain) from an associated company	351,101	1,268,384	(113,653)	(16,659)	551,042	2,028,154	297,274
Others	—	(7,292)	(9,014)	(1,321)	278,322	(16,306)	(2,390)
Changes in operating assets and liabilities:
Accounts receivable	(28,797,530)	(33,769,360)	(14,699,446)	(2,154,554)	(29,756,151)	(72,907,716)	(10,686,364)
Prepayments and other current assets	19,140,543	(6,234,669)	(37,373,231)	(5,477,938)	(16,535,099)	(52,387,633)	(7,678,657)
Deferred tax assets	(45,969,165)	24,151,981	4,597,642	673,894	(40,112,645)	40,538,271	5,941,850
Deferred tax assets - non-current	(11,939,153)	347,875	6,364,324	932,843	(13,557,864)	6,615,589	969,672
Accounts payable	4,839,436	57,055,571	(39,605,453)	(5,805,123)	945,594	32,756,625	4,801,264
Salary and welfare payables	25,160,475	(12,943,811)	41,161,456	6,033,193	13,216,566	26,269,221	3,850,381
Taxes payable	11,798,902	(1,129,914)	(73,972,379)	(10,842,415)	(2,750,313)	12,315,686	1,805,157
Deferred revenue	(14,094,607)	37,929,704	3,858,634	565,575	(30,754,023)	92,759,098	13,596,057
Deferred tax liabilities	—	—	—	—	(3,391,754)	—	—
Accrued liabilities	(2,499,785)	(1,709,862)	(7,672,623)	(1,124,606)	(3,168,330)	(1,379,171)	(202,150)

Net cash provided by operating activities	426,599,735	495,510,274	514,005,671	75,339,784	1,379,902,442	2,017,799,188	295,756,567

Cash flows from investing activities:
Purchase of property, equipment and software	(13,885,112)	(49,664,942)	(47,987,508)	(7,033,713)	(71,515,551)	(133,329,185)	(19,542,570)
Proceeds from sale of property, equipment and software	25,434	150,070	11,603	1,701	55,675	280,714	41,145
Prepayment for land use right	—	—	—	—	(26,956,800)	(822,182)	(120,510)
Incentive received on land use right	—	—	—	—	—	15,000,000	2,198,608
Prepayment for license right	—	(27,463,600)	—	—	—	(27,463,600)	(4,025,445)
Prepayment for royalties	—	—	(13,687,749)	(2,006,266)	—	(13,687,749)	(2,006,266)
Investment in an associated company	—	(31,000,000)	(2,559,525)	(375,159)	(2,500,000)	(33,559,525)	(4,918,948)
Net cash paid upon closure of VIE	—	—	—	—	(1,217,831)	—	—
Transfer from restricted cash	761,580,600	—	—	—	—	—	—
Net change in time deposits with terms of three months	(246,295,721)	(932,958,372)	974,552,227	142,843,859	160,300,370	(520,970,208)	(76,360,602)
Placement/rollover of matured time deposits	(270,000,000)	(1,290,712,014)	(1,817,119,582)	(266,342,189)	(636,577,729)	(3,732,114,167)	(547,030,292)
Uplift of matured time deposits	655,105,518	445,500,062	290,674,696	42,605,305	1,530,798,027	1,042,752,487	152,840,233
Net change in other assets	(89,786)	668,111	(5,682,050)	(832,840)	(87,737)	(5,344,734)	(783,398)

Net cash provided by (used in) investing activities	886,440,933	(1,885,480,685)	(621,797,888)	(91,139,302)	952,298,424	(3,409,258,149)	(499,708,045)

Cash flows from financing activities:
Capital contribution from minority shareholders	282,162	2,710	23,641	3,465	282,162	26,351	3,862
Proceeds from employees exercising stock options	1,618,804	16,009,885	1,426,708	209,118	43,232,921	18,407,235	2,698,019
Repurchase of company shares	(36,478,319)	(424,438)	(88,868,640)	(13,025,818)	(1,003,747,328)	(165,726,730)	(24,291,203)
Payment of other long-term payable	—	(10,000,000)	—	—	(177,256)	(10,000,000)	(1,465,738)

Net cash (used in) financing activities	(34,577,353)	5,588,157	(87,418,291)	(12,813,235)	(960,409,501)	(157,293,144)	(23,055,060)

Effect of exchange rate changes on cash held in foreign currencies	(1,064,010)	(29,719,910)	3,579,775	524,701	(95,447,070)	(140,660,794)	(20,617,192)
Net increase (decrease) in cash	1,277,399,305	(1,414,102,164)	(191,630,733)	(28,088,052)	1,276,344,295	(1,689,412,899)	(247,623,730)

Cash, beginning of the quarter	1,205,421,516	2,399,140,819	985,038,655	144,380,895	1,206,476,526	2,482,820,821	363,916,573

Cash, end of the quarter	2,482,820,821	985,038,655	793,407,922	116,292,843	2,482,820,821	793,407,922	116,292,843

Supplemental disclosures of cash flow information:
(Net tax refund)/cash paid for income tax, net of tax refund	(9,165,960)	83,231,216	16,023,949	2,348,692	71,797,010	250,080,776	36,655,299
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	121,821,189	—	89,293,078	13,088,029	1,192,549,427	165,726,730	24,291,203
Fixed asset purchases financed by accounts payable	6,112,886	24,305,244	37,302,324	5,467,545	6,112,886	37,302,324	5,467,545
Conversion of convertible notes to ordinary shares	—	433,664,691	—	—	92,424,750	602,041,878	88,243,588

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended				Year Ended
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	506,968,240	675,127,723	672,491,424	98,569,648	1,932,634,947	2,498,518,103	366,217,384
Advertising services	98,055,630	113,005,479	111,800,172	16,386,980	305,057,556	405,887,007	59,492,416
Wireless value-added services and others	17,026,320	18,477,994	17,424,193	2,553,931	68,018,461	71,718,938	10,512,120

Total revenues	622,050,190	806,611,196	801,715,789	117,510,559	2,305,710,964	2,976,124,048	436,221,920

Business taxes:
Online game services	(16,729,952)	(849,228)	(892,846)	(130,868)	(63,776,953)	130,666,281	19,152,258
Advertising services	(8,334,729)	(9,605,466)	(9,502,935)	(1,392,882)	(25,929,892)	(34,500,316)	(5,056,844)
Wireless value-added services and others	(696,419)	(186,913)	(114,173)	(16,734)	(2,717,355)	12,294,136	1,801,999

Total business taxes	(25,761,100)	(10,641,607)	(10,509,954)	(1,540,484)	(92,424,200)	108,460,101	15,897,413

Net revenues:
Online game services	490,238,288	674,278,495	671,598,578	98,438,780	1,868,857,994	2,629,184,384	385,369,642
Advertising services	89,720,901	103,400,013	102,297,237	14,994,098	279,127,664	371,386,691	54,435,572
Wireless value-added services and others	16,329,901	18,291,081	17,310,020	2,537,197	65,301,106	84,013,074	12,314,119

Total net revenues	596,289,090	795,969,589	791,205,835	115,970,075	2,213,286,764	3,084,584,149	452,119,333

Cost of revenues:
Online game services	(45,658,298)	(69,658,107)	(80,640,289)	(11,819,757)	(187,411,229)	(268,574,306)	(39,365,966)
Advertising services	(43,104,579)	(75,569,816)	(49,984,535)	(7,326,425)	(143,676,057)	(208,907,875)	(30,620,429)
Wireless value-added services and others	(19,507,818)	(19,468,428)	(21,624,189)	(3,169,540)	(84,365,760)	(82,123,181)	(12,037,110)

Total cost of revenues	(108,270,695)	(164,696,351)	(152,249,013)	(22,315,722)	(415,453,046)	(559,605,362)	(82,023,505)

Gross profit (loss):
Online game services	444,579,990	604,620,388	590,958,289	86,619,023	1,681,446,765	2,360,610,078	346,003,676
Advertising services	46,616,322	27,830,197	52,312,702	7,667,673	135,451,607	162,478,816	23,815,143
Wireless value-added services and others	(3,177,917)	(1,177,347)	(4,314,169)	(632,343)	(19,064,654)	1,889,893	277,009

Total gross profit	488,018,395	631,273,238	638,956,822	93,654,353	1,797,833,718	2,524,978,787	370,095,828

Gross profit (loss) margin:
Online game services	90.7%	89.7%	88.0%	88.0%	90.0%	89.8%	89.8%
Advertising services	52.0%	26.9%	51.1%	51.1%	48.5%	43.7%	43.7%
Wireless value-added services and others	(19.5%)	(6.4%)	(24.9%)	(24.9%)	(29.2%)	2.2%	2.2%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	Quarter Ended				Year Ended
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	3,444,268	3,840,525	3,294,120	482,831	14,890,378	13,678,836	2,004,959
Operating expenses
- Selling and marketing expenses	3,043,367	2,010,771	1,328,916	194,784	14,357,336	8,564,177	1,255,284
- General and administrative expenses	7,822,539	5,498,972	3,464,280	507,774	33,887,323	23,586,590	3,457,177
- Research and development expenses	7,749,998	4,767,180	3,625,048	531,337	32,293,138	22,119,058	3,242,075